Putnam High Income Securities Fund, as of February 28, 2010, semiannual shareholder report


Shareholder meeting results (Unaudited)

January 28, 2010 annual meeting

At the meeting, each of the nominees for Trustees was elected, as follows:

      				Votes for 	Votes withheld

Ravi Akhoury 			14,347,188 	398,364
Jameson A. Baxter 		14,357,006 	388,546
Charles B. Curtis 		14,318,987 	426,565
Robert J. Darretta 		14,362,180 	383,372
Myra R. Drucker 		14,342,432 	403,120
John A. Hill 			14,364,270 	381,282
Paul L. Joskow 			14,379,545 	366,007
Elizabeth T. Kennan 		14,326,339 	419,213
Kenneth R. Leibler 		14,361,140 	384,412
Robert E. Patterson 		14,359,956 	385,596
George Putnam, III 		14,381,350 	364,202
Robert L. Reynolds 		14,322,074 	423,478
W. Thomas Stephens 		14,368,746 	376,806
Richard B. Worley 		14,364,481 	381,071


All tabulations are rounded to the nearest whole number.